ALE Group Holding Limited

Unit 1005, 10/F, Tower A, New Mandarin Plaza,

14 Science Museum Road, Tsim Sha Tsui, Hong Kong

October 18, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Scott Anderegg

Re:	ALE Group Holding Ltd Post-Effective Amendment No. 3 to Registration Statement on Form F-1 Filed October 1, 2021 File No. 333-239225

Dear Mr. Anderegg:

ALE Group Holding Limited (the “Company”, “ALE,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 14, 2021 regarding our post-effective amendment No.3 to registration statement on F-1 (the “Registration Statement”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. The post-effective amendment No.4 to the Registration Statement filed publicly accompanying this Response Letter is referred to as the Amended Registration Statement.

Post-Effective Amendment No. 3 to Registration Statement on Form F-1 filed October 1, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 44

1.	We note your response to comment 3. We further note disclosure that “The ‘Company’, ‘we’, ‘us’, or ‘our’ in this Management’s Discussion and Analysis of Financial Condition and Results of Operations section refers to ALECS, our wholly-owned subsidiary in Hong Kong, unless the context otherwise indicates.” However, in general in the prospectus it appears that you use the term “we”, “us,” and “our” in the prospectus to refer to the ALE Group Holding Limited and its subsidiaries. For consistency, please revise your Management’s Discussion and Analysis of Financial Condition and Results of Operations section to reflect you are providing information for your operating subsidiary ALECS.

Response: In response to the Staff’s comment, we revised the disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section to clarify that the “Company” in such section refers to ALE Group Holding Limited (“ALE”) and its subsidiaries to reflect the information applicable to consolidated basis, unless the context otherwise indicates. Meanwhile, we refer to the operating subsidiary, ALE Corporate Services Ltd. separately as “ALECS” in such section to reflect the information solely related to this operating subsidiary.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Tak Ching (Anthony) Poon
Tak Ching (Anthony) Poon
CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC